Filed by WISeKey International Holding AG

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: WISeKey International Holding AG

Commission File No.: 001-39115

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-39115

WISEKEY INTERNATIONAL HOLDING AG

(Exact Name of Registrant as Specified in Charter)

WISEKEY INTERNATIONAL HOLDING LTD

(Translation of Registrant’s name into English)

Canton of Zug, Switzerland	General-Guisan-Strasse 6 CH-6300 Zug, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F              ☐ Form 40-F

Exhibit No.	Description
99.1	Press Release of WISeKey International Holding AG issued on August 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2026	wisekey international holding ag

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer

Exhibit 99.1

Publication pursuant to Article 61 para. 3 of the Ordinance of the Takeover Board on Public Takeover Offers: WISeKey International Holding AG communicates the decision of the Takeover Board

Zug, 3 August 2026

Decision of the Takeover Board 947/01 dated 30 July 2026 concerning WISeKey International Holding AG / WISeKey International Corp. on the request of WISeKey International Holding AG and WISeKey International Corp. regarding the determination of validity of an opting-out clause

On 30 July 2026, the Takeover Board rendered the following decision (unofficial translation of the original German text):

“1.	It is determined that the opting-out provision in the articles of association of WISeKey International Corp. will be valid and effective under takeover law if this opting-out provision forms part of the articles of association of WISeKey International Corp. no later than the time at which the merger of WISeKey International Holding AG with and into WISeKey International Corp. becomes legally effective, and thus prior to the listing of the common shares of WISeKey International Corp. on the SIX Swiss Exchange and on the Nasdaq Global Market.

2.	WISeKey International Holding AG shall publish the position statement of its board of directors (if any), the operative part of this decision, and the information regarding the objection right of qualified shareholders in accordance with articles 6 and 7 TOO.

3.	This decision will be published on the website of the Takeover Board after WISeKey International Holding AG has made the publication provided for in item 2 of this operative part.

4.	The fee payable by WISeKey International Holding AG and WISeKey International Corp., with joint and several liability, amounts to CHF 30,000.”

Objection (article 58 of the Ordinance of the Takeover Board on Public Takeover Offers; TOO)

A shareholder with a holding of at least 3% of the voting rights of WISeKey International Holding SA, whether exercisable or not (a “qualified shareholder”, article 56 TOO), who has not yet participated in the proceedings, may file an objection against the decision of the Takeover Board. The objection must be filed with the Takeover Board within five trading days after the publication of the decision of the Takeover Board. The objection must contain a formal request and a summary of the legal grounds, as well as proof of the holding in accordance with article 56 para. 3 and 4 TOO (article 58 para. 3 TOO).

Contact

Media and Investor Relations

Carlos Moreira, Chairman and CEO,

info@wisekey.com,

+41 22 594 30 00